SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2006

SCOTTISH POWER PLC

(Translation of Registrant’s Name Into English)

CORPORATE OFFICE, 1 ATLANTIC QUAY, GLASGOW, G2 8SP

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                      No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .)

FORM 6-K: TABLE OF CONTENTS

1. Preliminary results for the year ended 31 March, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Scottish Power plc
(Registrant)

Date: May 24, 2006	By:	/s/ Donald McPherson
Donald McPherson
Deputy Company Secretary

SCOTTISH POWER plc

PRELIMINARY RESULTS FOR THE YEAR ENDED 31 MARCH 2006

SCOTTISHPOWER DELIVERS STRONG GROWTH AND INVESTMENT RETURNS

•	Continuing businesses deliver strong profit growth

–	Adjusted operating profit £805m* (up 39%)

–	Adjusted profit before tax £675m* (up 47%)

–	Adjusted earnings per share 27.9p* (up 46%)

–	Reported results including IAS 39 & exceptionals also up: operating profit £870m (up 29%); profit before tax £625m (up 13%); earnings per share 27.5p (up 22%)

•	Total group adjusted earnings per share 44.1p* (up 22%); reported earnings per share 83.8p (2004/05: 10.6p loss per share)

•	Proposed full year dividend per ordinary share of 25p (up 11%); aiming to grow dividend by at least 7% per annum for next two years

•	Energy Networks adjusted operating profit £525m* (up 23%); driven by higher regulatory revenues and effective cost management

•	Energy Retail & Wholesale adjusted operating profit £214m* (up 129%); driven by higher returns on our expanded generation portfolio, energy management activities and delivery of efficiencies

•	PPM Energy adjusted operating profit £91m* (up 55%); driven by growth in wind and gas storage profits, and increased energy management activities; 574 MW of new wind on-line; announces new projects for 2006 and 2007

•	Cash generated from continuing operations increased by £183m to £864m

•	Continuing businesses capital investment of £1bn; 67% for growth principally UK and US windfarms

•	Corporate restructuring delivered £10m of savings; £50m expected in 2006/07

•	Sale of PacifiCorp successfully completed well ahead of schedule with £2.25bn return of cash

Philip Bowman, ScottishPower Chief Executive, said:

“This is an excellent set of results for ScottishPower. All our businesses have delivered very good growth through improved operational performance and attractive returns on our investment programme. With the sale of PacifiCorp completed, ScottishPower now has a strong set of businesses that are well positioned in their markets and offer attractive prospects for future growth. I am confident that ScottishPower will continue to make significant progress and create value for shareholders.”

Note: Items marked * represent adjusted results, further details of which, together with the reported results, are given in the Financial Overview section on page 8.

CHIEF EXECUTIVE’S REVIEW

ScottishPower has performed strongly throughout the year with adjusted operating profit up by 39% to £805 million*; adjusted profit before tax up by 47% to £675 million* and adjusted earnings per share up 46% to 27.9 pence* for our continuing operations. Cash generated from continuing operations increased by £183 million to £864 million. All of our businesses contributed to this strong performance. Energy Networks has invested £282 million to expand and improve its infrastructure assets, and has delivered an 11% improvement in network performance. Energy Retail & Wholesale reaped the benefits of recent investments in generation plant capacity and flexibility, and of its commodity procurement strategy, to deliver strong profit growth in the face of sharply rising commodity costs. Energy Wholesale also made substantial progress in its wind development programme, with the construction of phase one of Black Law windfarm completed and planning approval granted for Europe’s largest on-shore windfarm at Whitelee. Reflecting the business strategy of focusing on profitable customer growth, Energy Retail slowed its rate of customer growth during a year of high and rising wholesale prices, growing its customer base by 136,000 to 5.25 million at March 2006. Energy Retail drove further improvements in efficiencies and customer service through initiatives such as its award winning 6 Sigma programme, resulting in improvements in billing accuracy, first call resolution and direct debit penetration amongst our retail domestic customers. In addition to the continued development of its wind business, PPM Energy demonstrated the strength of its owned and contracted gas storage businesses, which delivered strong profit growth on the back of volatile North American gas prices, and further expanded its energy management and origination activities into profitable new markets.

Capital investment during the year of £1 billion was driven by our windfarm development programme in the UK and US and renewal and reinforcement of our generation and network assets in the UK. Returns from our investment programme are well ahead of our cost of capital and are evident in the strong operating profit performance of each of our businesses. Refurbishment of our network assets and overhaul of our generation plant accounted for half of our UK capital investment during the year. In the US, PPM Energy successfully completed its 574 MW windfarm construction programme, more than tripling its owned capacity and firmly establishing it as one of North America’s leading renewables businesses. In the UK, Energy Wholesale added 130 MW of new wind generation bringing its operational capacity to 288 MW, making it the leading on-shore wind developer in the UK. With final planning approval granted for Europe’s largest on-shore windfarm at Whitelee, ScottishPower now has a further 490 MW under construction or in receipt of planning approvals. In April 2006, we received the Queen’s Award for Enterprise for our collaborative and responsible approach to windfarm development.

PacifiCorp was sold to MidAmerican in March well ahead of the original schedule. The sale will enable us to return £2.25 billion of cash to shareholders, substantially repair the deficit in our pension schemes and begin a new phase in ScottishPower’s development.

ScottishPower has a strong set of businesses; each well positioned in its market and well placed for future growth and investment. As a result, we have increased our investment programme by £1.3 billion to £4.8 billion for the period to 2010, with the increased investment targeted at further reinforcement and renewables infrastructure in Energy Networks, Longannet FGD and life extension, and additional windfarm developments in PPM Energy. We will continue to deliver value for our shareholders by driving continued improvement in operational performance, investing for organic growth, and increasing the focus on cash generation.

•	In Energy Networks we plan to deliver returns at, or in excess of, the level of allowed cost of capital on our expanding regulated asset base, through continued improvement in our asset and operational management. Securing a fair outcome from the Transmission Price Control Review, with sufficient and timely funding for the required increase in capital investment, will be a key priority for the coming year. Investment to 2010 will amount to some £1.7 billion, and includes expenditure to improve security of supply and network performance and facilitate the connection of renewables.

•	In Energy Retail & Wholesale we will focus on improving customer service and operating margins, and will seek further growth in our customer base only where it is profitable to do so. Growth and margins will be supported by our flexible and diverse generation portfolio, successful forward commodity procurement strategy and further retail tariff rises, which will be unavoidable in the short-term, given continuing high wholesale prices. Investment of some £1.5 billion to 2010 will include further plant performance upgrades, additional windfarm development to meet our renewable targets, and the installation of Flue Gas Desulphurisation (“FGD”) equipment and life extension initiatives at the 2,304 MW Longannet power station securing its contribution to the UK’s energy supply needs.

•	In PPM Energy, we will continue to build leading positions in wind generation and independent gas storage, and expand our energy management and origination businesses. Investment totalling some £1.6 billion to 2010 will include new windfarm and gas storage projects. We have approved plans to build 857 MW of new wind power in the 2006 and 2007 calendar years to add to our existing portfolio of 1,405 MW. In May, we completed our first wind portfolio financing structure through which we will realise the value of the wind tax benefits. The strength of our renewable project pipeline and our confidence in prospective returns, has allowed us to increase our 2010 target by over 50% to at least 3,500 MW developed and controlled by PPM Energy.

We continue to engage with the UK Government through the Energy Review. The UK needs a diverse generation portfolio and expanded infrastructure to deliver greater security of supply at competitive cost while helping to meet national carbon reduction targets. The development of a clear and consistent framework for energy policy is essential to attract future investment. We have emphasised, in particular, the need for consistency in the implementation of the Renewables Obligation (“RO”) and the EU Emissions Trading Scheme (“ETS”). Our experience as the leading on-shore developer of windpower in the UK bears out our view that the RO is a successful mechanism for securing investment in windpower and other renewable technologies. It should be retained in its current form. We have pressed for action to address the planning and network constraints that continue to be obstacles to renewables development. Our investment in FGD at Longannet is a significant step towards securing the UK’s future energy supply needs. We are seeking clarity in the implementation of Phase II of the EU ETS, consistent with the DTI’s December 2005 benchmarking proposals, and the early development of arrangements for Phase III and beyond.

Evolving energy policy in an environment of rising and volatile energy prices creates challenges and opportunities for ScottishPower. As a leading player in power generation, energy retail and network infrastructure in the UK and in high value, fast growing segments of the US market, we are well positioned. We have strong businesses, with attractive investment plans, and the ability and agility to respond to challenges and new opportunities. With our clearly defined strategy for investment and growth we are focused on implementing plans that provide attractive returns, delivering further operational efficiencies and building a culture of operational excellence across the organisation. I am confident that ScottishPower will deliver growth and value for shareholders.

OPERATIONAL REVIEW – CONTINUING BUSINESSES

Energy Networks

–	Adjusted operating profit up 23% to £525 million*

–	Invested £282 million to expand and improve our network performance

–	Regulated asset base built to £2.94 billion

–	Delivered 11% improvement in network performance

–	Working with Ofgem on Transmission Price Control Review

Energy Network’s adjusted operating profit rose by 32% to £142 million* in the quarter and by 23% to £525 million* for the year. The key drivers were increased regulated revenues and effective cost management. The implementation of the recent regulatory reviews has increased allowances for taxation and pension costs, the level of allowed capital expenditure, and the allowed cost of capital. Net costs increased during the year, due to higher rates and depreciation, and movements in one-off items, principally relating to a rebate and a gain on the sale of gas assets in the prior year. The business continued to focus on cost control with efficiency improvements allowing increased operating activity to be managed within the existing cost base.

The Distribution Price Control Review resulted in a 55% increase in our allowed capital expenditure programme over the five-year period of the review and, on which, we earn allowed returns. Our programme focuses on network reinforcement and expansion and driving improved network performance. In the year, Energy Networks invested £282 million with £74 million (26%) for growth, principally deployed on new connections, RETS, system reinforcement and completion of projects associated with the Liverpool city centre regeneration programme which result in improved security of supply. The regulated asset base now amounts to £2.94 billion.

Our network performance measured in terms of Customer Minutes Lost (“CML”) and Customer Interruptions (“CI”) improved by 11% compared to last year. We achieved Ofgem’s network performance target for CI this year and are undertaking a number of initiatives to further improve the reliability and performance of our network. In the next financial year we will continue the four-year programme to install some 5,000 network controllable points that will enable us to minimise the impact of outages on our customers. In addition as part of Ofgem’s Innovation Funding Initiative we have established industrial, manufacturing and academic partnerships aimed at improving the performance of the network and are currently developing new network designs to accommodate distributed generation.

Discussions with Ofgem continue on the next Transmission Price Control Review to apply for the five-year period from April 2007. The key challenge is to ensure that we achieve a fair outcome with sufficient and timely funding for the considerable increase in capital investment necessary to maintain the safety, integrity and performance of the network and to facilitate the development and connection of renewable generation.

Energy Retail & Wholesale

–	Adjusted operating profit up 129% to £214 million*

–	Recent power plant acquisitions delivering attractive returns

–	Pursuing strategy of profitable customer growth, up 136,000 to 5.25 million

–	6 Sigma programme delivered service and financial benefits

–	Successful commodity procurement strategy; over 90% hedged for 2006/07 and substantially hedged for 2007/08

–	Increased plant flexibility; strong participant in Balancing Mechanism

–	Longannet opted into Large Combustion Plant Directive

–	Leading on-shore windfarm developer; planning approval received for Europe’s largest on-shore windfarm

Adjusted operating profit for the quarter increased by 71% to £72 million* and for the year increased by 129% to £214 million*. This growth was driven by higher returns from our expanded generation portfolio and associated contracts, increased plant flexibility, a well balanced commodity position, targeted growth in customer numbers and effective management of costs. This growth was delivered against a background of unprecedented market volatility and uncertainty, as high commodity prices put pressure on costs and necessitated the tariff increases implemented during the year.

The Energy Retail business serves 5.25 million customers, an increase of 136,000 since March 2005. This modest rate of growth compared to the prior year reflects the business strategy of pursuing customer growth only where it is profitable to do so, and our related decision to slow our rate of customer growth during this period of high wholesale prices. Energy Retail is committed to maximising the value of its customer base and has increased its direct debit penetration with direct debit customers now representing some 2.8 million (56%) of our retail domestic customer base, compared to 2.0 million (50%) two years ago. The implementation of a new virtual telephony system has resulted in improved call handling and the quality of our bills has improved following the implementation of new out-of-area meter reading contracts. The 6 Sigma programme delivered both tangible service improvements and revenue and cost benefits of £14 million this year in Energy Retail, with a further £4 million delivered in Energy Wholesale. In April 2006, we won the IQ 6 Sigma Excellence Awards for the second successive year for the “Best Service and Transaction 6 Sigma” category and also won the “Best Innovation Project Category”.

As a result of our successful forward commodity procurement strategy Energy Wholesale has delivered a weighted average cost of gas and electricity below current market prices. We are over 90% hedged for 2006/07 and are substantially hedged for 2007/08 across all commodities, including carbon dioxide emissions. While we are significantly hedged, our weighted average cost of commodities is rising over time as existing hedges roll-off and we purchase commodities at higher prevailing market prices. Last November we announced a 10-year gas supply agreement, for 500 million cubic metres per annum with Statoil which, combined with our existing long-term contracts, will help provide a secure, stable, long-term gas supply for our customers. In response to the sustained period of high wholesale power prices experienced this year, we raised our tariffs last October by between 5% and 8% for electricity, (depending upon payment method and region) and by 12% for gas, and on 1 March this year a further tariff increase of 8% for electricity and 15% for gas was introduced. Further tariff rises will be unavoidable in the short-term given continuing high wholesale prices.

Energy Wholesale performed very well in the new BETTA environment, delivering benefit from flexible and competitive generating plant which has contributed £37 million in the Balancing Mechanism this year, with load following accuracy in excess of 99%. Load factors for our coal and CCGT plants for the second half of this year were 61% and 55%, respectively, compared to 51% and 59% for the equivalent period last year, reflecting the favourable current market conditions for coal, our success in sourcing low sulphur coal and the increased flexibility of our CCGT plant.

In February, Longannet power station (2,304 MW) was opted into the Large Combustion Plant Directive. Installation of FGD equipment will commence this summer using seawater based technology at an estimated cost of £170 million. Installing FGD will help us to maintain a balanced portfolio, will contribute significantly to the security of energy supply in the UK and has the potential to extend Longannet’s life beyond 2020.

Energy Retail & Wholesale’s net capital investment was £224 million for the year, with 47% invested in windfarm developments. The business also undertook a significant programme of refurbishment and overhaul spend during the year, including initiatives to further improve performance and availability at our coal stations, and to increase the flexibility of our CCGT plant.

ScottishPower is the leading on-shore windfarm developer in the UK with 288 MW operational, an increase of 130 MW in the year. The amount of our generation output qualifying for Renewable Obligation Certificates increased by 92% over the previous year primarily as a result of the increase in windfarm capacity. In April 2006, we were granted final planning approval to construct Europe’s largest on-shore windfarm, the 322 MW Whitelee project south of Glasgow. Subject to Board approval, construction of Whitelee will start this summer. Including Whitelee, ScottishPower has seven windfarm projects totalling 490 MW under construction or in receipt of planning approvals. ScottishPower now operates or has achieved planning approvals for 778 MW representing almost 80% of its 2010 target and, in April 2006, we received the Queen’s Award for Enterprise for our collaborative and responsible approach to windfarm development.

In July 2005, we announced the sale of our underground natural gas storage project at Byley for £96 million. As part of the deal we also negotiated a 15-year gas storage contract which gives us secure access to reliable gas storage with high deliverability. The sale, combined with securing the gas storage contract, presented an attractive opportunity for us to immediately maximise value from the development for shareholders and resulted in a gain on sale of £81 million.

PPM Energy

–	Adjusted operating profit up 55% to £91 million*

–	574 MW of new wind on-line, more than tripling owned capacity in year

–	Announces wind projects for 2006 and 2007; increases 2010 target to at least 3,500 MW (up 52%)

–	New financing structure to realise value of wind tax benefits

–	Strong energy management expertise delivered optimal performance from gas storage and origination activities

–	Announces plans to build and operate a 15 BCF gas storage facility

PPM Energy delivered strong results with adjusted operating profit up by 57% to £38 million* for the quarter and up by 55% to £91 million* for the full year.

Adjusted dollar operating profit was $22 million higher for the quarter at $65 million* and $56 million higher for the year at $154 million*. In addition, the group’s tax charge was reduced by $23 million (2004/05: $12 million) as a result of US Production Tax Credits (“PTCs”) associated with our windfarm portfolio. The key profit drivers were: the contribution from our owned and contracted gas storage; returns from our owned windfarms; and the contribution from energy management and origination activities; partly offset by increased business development and operational costs.

The majority of this year’s net capital investment of £497 million for PPM Energy was invested in renewables and we successfully completed the construction of five new windfarms adding 574 MW of renewable generation. As a result, our owned wind capacity has more than tripled in the year and we now have 1,405 MW under our control with approximately 90% of this output sold under long-term contracts. Our owned windfarms are performing in line with expectations.

Looking forward, PPM Energy now has seven approved wind projects for the 2006 and 2007 calendar years, totalling 857 MW with 362 MW already under construction. PPM Energy has secured sufficient wind turbines from several suppliers for all of these projects. The vast majority of output from the new developments would be under long-term contracts. The strength of our renewable project pipeline and our confidence in prospective returns, has allowed us to increase our 2010 target by over 50% to at least 3,500 MW developed and controlled by PPM Energy.

In May 2006, we completed our first wind portfolio financing structure for 141 MW. Through this financing structure we will realise the value of the tax benefits associated with our wind projects. PPM Energy receives an initial upfront cash payment and future cash flows based on the value of the windfarms. PPM Energy retains significant ownership rights and continues to operate the facilities. During 2006/07 PPM Energy expects to undertake similar transactions for substantial portions of its owned windfarm assets, which will provide significant capital for reinvestment.

PPM Energy’s owned and contracted gas storage businesses delivered strong profit growth during the year, with the use of the storage capacity successfully optimised to take advantage of volatile market conditions. PPM Energy expanded investment in its gas storage business, with the ongoing construction of a new facility at Waha in west Texas totalling 9.5 BCF, due to commence operations in 2007, and the 1.5 BCF expansion to the existing gas storage facility at Grama Ridge in New Mexico which is now operational.

PPM Energy is also planning to build and operate a 15 BCF gas storage facility known as the “Houston Hub” in Texas. The Houston Hub will cost approximately $200 million and we expect it to be operational by the spring of 2010 subject to obtaining necessary permits. This facility will provide PPM Energy with a unique opportunity to expand its gas storage business in the Gulf Coast. It is strategically located in the middle of the developing Texas and Louisiana Liquefied Natural Gas (“LNG”) market and will share existing interconnections with our Katy facility.

PPM Energy’s energy management and origination business continues to build a portfolio of transport rights and marketing alliances to complement its gas storage activities. In April 2006, PPM Energy announced a 10-year gas purchase and supply agreement with Cheniere LNG Marketing, Inc. The agreement provides a framework for up to 600,000 MMBTUs of natural gas per day from Cheniere at a negotiated price discounted to a major market index, and positions PPM Energy to participate in an important new supply source for US gas markets.

FINANCIAL OVERVIEW

The group’s results and comparatives have been prepared in accordance with IFRS. IAS 39 (“Financial Instruments: Recognition and Measurement”) has been applied prospectively from 1 April 2005 and as a result the statutory reported results are not directly comparable to last year largely due to the recognition of fair value gains and losses relating to IAS 39 and due to exceptional items. The main focus of our results is on our continuing operations. The sale of PacifiCorp was completed on 21 March 2006 and PacifiCorp is reported as a discontinued operation within the group’s results. Items marked * represent adjusted results, further details of which are given below. These adjustments have been made in order to present the results on a comparable basis and we believe that this provides a better indication of underlying business performance.

Quarter 4			Full Year
2005/06	2004/05		2005/06	2004/05	Change
		Continuing operations
245.4	163.7	Adjusted operating profit* (£m)	804.5	580.0	224.5
205.2	127.3	Adjusted profit before tax* (£m)	675.3	459.2	216.1
7.65	5.49	Adjusted earnings per share* (pence)	27.85	19.04	8.81

381.7	195.6	Reported operating profit (£m)	869.7	673.2	196.5
280.0	159.2	Reported profit before tax (£m)	625.1	552.4	72.7
10.65	6.72	Reported earnings per share (pence)	27.54	22.60	4.94
519.8	392.9	Cash generated from operations (£m)	864.5	681.4	183.1

		Group
12.82	9.79	Adjusted earnings per share* (pence)	44.13	36.24	7.89
52.47	(39.31)	Reported earnings per share (pence)	83.77	(10.56)	94.33

Unless otherwise stated “year” relates to the 12 months to 31 March 2006, and “quarter” relates to the three months to 31 March 2006. Items marked * represent the results of our operations adjusted to: (i) exclude the effects of IAS 39; (ii) for 2004/05, exclude the impact of contracts which were previously marked to market or otherwise fair valued but are now subject to IAS 39; (iii) exclude exceptional items; and (iv) in relation to PacifiCorp, include depreciation and amortisation charges from 24 May 2005 to 20 March 2006, which under IFRS are not recognised in the group. Reconciliations from the reported to the adjusted results are provided in Notes 2 and 14 to the Preliminary Statement and quarterly Accounts.

Continuing Operations

All of our continuing businesses delivered a strong financial performance. Adjusted operating profit for continuing operations was up 50% to £245 million* for the quarter and up 39% to £805 million* for the year. This growth was driven by: higher regulatory revenues and effective cost management in Energy Networks; excellent investment returns from our expanded generation and renewables portfolios in both the UK and US; strong energy management activities in Energy Wholesale aligned with the effective management of our Energy Retail customer base; and improved owned and contracted gas storage profits in PPM Energy. Unallocated income and expenses were adverse principally due to reduced Synfuel royalties and higher US net operating costs, partly offset by lower corporate costs.

The corporate restructuring announced last September delivered savings of £10 million in the second half of this financial year, with the businesses delivering £4 million of the efficiency savings and support services delivering a further £6 million. To date, there has been a reduction in the number of full-time positions across the group of 517. A further reduction of some 200 full-time positions will occur in 2006/07, when £50 million of cost savings are expected, with the full cost savings of £60 million targeted in 2007/08.

Adjusted net finance costs for continuing operations were £4 million higher in the quarter and £8 million higher for the year at £40 million* and £129 million*, respectively, compared to the same periods last year. Underlying finance costs increased as a result of higher net debt, as the group began to utilise the proceeds from last year’s US bond issue to fund the continuing businesses’ investment activities and to make the net equity injection into PacifiCorp and dividend payments. Net finance costs were also impacted by higher capitalised interest as a consequence of the group’s investment programme and a reduction in the unwind of discount provisions on onerous contracts as a consequence of the application of IAS 39, both of which reduced the net finance costs in the Income Statement.

Adjusted profit before tax for continuing operations increased by 61% to £205 million* for the quarter and by 47% to £675 million* for the year. The profit growth was driven by our strong operational results, with financing costs marginally higher.

The adjusted income tax charges for this financial year and last, included benefits from settled claims and this contributed to the low adjusted effective rate of tax of some 24%* for both years. The effective rate of tax for 2006/07 is expected to increase before taking account of any potential tax impact of IAS 39, partly because we will not be able to recognise the full benefits from PTCs in future years’ tax charges. However, the impact will be offset by the benefit to the group of the adoption of new financing structures (as discussed above within the PPM Energy section) which will be recognised in pre-tax profit. The cash tax payable in 2006/07 is also expected to be significantly higher than the current year, partly because we expect reduced benefit from cash repayments arising on the agreement of outstanding items. In addition, we may decide to make payments on account in respect of open items currently held in the tax creditor, in order to reduce potential interest expense.

In summary, the improved operational performance and our success in delivering strong returns from our organic investment programme increased adjusted earnings per share for continuing operations by 39% to 7.65 pence* for the quarter and by 46% to 27.85 pence* for the year.

Cash generated from continuing operations increased by £183 million to £864 million for the year, with operating cash of £1,060 million partly offset by £196 million of working capital requirements. With an increased focus on working capital throughout the group, the businesses are undertaking initiatives such as managing inventories, improving the efficiency of billing operations and increasing direct debit penetration amongst our customers. During the quarter, working capital improved by £200 million, largely due to the realisation of gas stocks in PPM Energy. Although Energy Retail’s debtors increased compared to the prior year (reflecting tariff rises and customer number growth) our debtor days improved, demonstrating that our tighter debt management strategy is delivering benefits.

Net debt for continuing operations reduced by £1,944 million from 1 April 2005 to £83 million at 31 March 2006, reflecting the receipt of £2,768 million net proceeds from the sale of PacifiCorp, net of the settlement costs of associated investment hedges. Net debt, excluding the sale proceeds, increased by £824 million to £2,851 million. Cash generated from continuing operations of £864 million was absorbed by: £150 million of net tax and interest payments; £1,045 million of capital investment mainly associated with our organic investment programme; £174 million equity investment, net of dividends, made into PacifiCorp prior to its disposal; and £428 million of dividend payments. Other favourable movements of £109 million included disposal proceeds from the sale of Byley. Net debt will increase significantly in June following the return of £2.25 billion of cash to shareholders and the £100 million contribution to our pension schemes. The remaining net proceeds will be invested in the continuing businesses.

Reported operating profit for continuing operations, which includes the impact of IAS 39 and exceptional items, increased by 95% to £382 million for the quarter and by 29% to £870 million for the year. Reported operating profit for the year included a favourable IAS 39 impact of £85 million and a net exceptional charge of £20 million.

The impact of IAS 39 on operating profit for the year comprised mark-to-market losses of £22 million and hedge ineffectiveness of £3 million, offset by a contribution of £111 million from the unwind of the opening balance sheet position.

The £20 million net exceptional charge comprised: an £81 million gain on the sale of Byley; a £42 million charge relating to the corporate restructuring (including £11 million recorded in the quarter); within our retained US non-regulated business, a £25 million impairment provision in relation to our aircraft lease portfolio, which was inherited with the PacifiCorp acquisition; and, within PPM Energy, a £34 million charge recorded in the quarter, relating to probable liabilities associated with a credit support facility. The facility was provided by PacifiCorp Holdings Inc. (now ScottishPower Holdings Inc.) to certain providers of debt to the Klamath Cogeneration project at the project’s inception in 1999. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 47% of the output.

Reported net finance costs for continuing operations for the year were £124 million higher at £245 million, including adverse IAS 39 movements of £115 million largely caused by the impact of the rise in our share price on the fair value of the embedded derivative within the $700 million convertible bond. Interest received on the proceeds from the sale of PacifiCorp was £4 million.

Reported profit before tax for continuing operations increased by £121 million in the quarter to £280 million due to our strong operating results and the net favourable impact of IAS 39, offset in part by the net exceptional charge incurred in the quarter, as described above. In the year, our operational growth more than offset the adverse impact of IAS 39 and the net exceptional charge, resulting in reported profit before tax increasing by £73 million to £625 million.

For the quarter, reported earnings per share for continuing operations improved by 58% to 10.65 pence, with the favourable IAS 39 movements enhancing the growth in underlying earnings. For the year, reported earnings per share increased by 22% to 27.54 pence, with the unfavourable effect of IAS 39 on financing costs diluting the strong growth in underlying earnings. Although the impact of IAS 39 on operating profit was favourable during the current year, the value was broadly in line with similar fair value remeasurements recorded last year.

Discontinued Operations - PacifiCorp

The sale of PacifiCorp was completed during the quarter. The group’s results include the gain on sale and PacifiCorp’s results up until 20 March 2006, as the disposal completed on 21 March 2006.

PacifiCorp’s adjusted profit for the year reduced by £18 million to £300 million*. Adjusted operating profit improved by £20 million* in the year largely due to favourable foreign exchange movements as operational performance was broadly in line with last year, despite the exclusion of 11 days’ trading due to the timing of the completion of the sale. Adjusted net finance costs were higher primarily due to a reduction in the interest rate differential benefit.

Reported profit for the year improved by £1,640 million to £1,036 million largely due to last year’s results including an exceptional impairment charge of £922 million and this year’s results including the gain on sale of £619 million, resulting in a net exceptional loss in relation to PacifiCorp of £303 million. PacifiCorp’s reported results also benefited from lower depreciation costs, as under IFRS PacifiCorp’s non-current assets were no longer subject to these charges from 24 May 2005. The favourable impact of IAS 39 on operating profit was largely offset by the adverse impact of IAS 39 on net finance costs.

As previously advised, the gain on sale of PacifiCorp included £485 million of cumulative translation (“foreign exchange”) gains, which were recycled from reserves on completion of the sale. Also included in the gain were the benefits from early completion of the sale relative to the timing and discounting assumptions made at the time of the impairment, partly offset by a £19 million impairment charge in respect of West Valley, a thermal generating plant leased by PPM Energy to PacifiCorp. The terms of the plant lease were amended as part of the final settlement achieved with MidAmerican on completion of the sale.

Total Group

Group adjusted earnings per share grew by 22% to 44.13 pence* per share for the year, with the strong continuing operations’ performance being partly offset by a lower contribution from discontinued operations principally due to a reduction in the interest rate differential benefit. Group reported earnings per share were 83.77 pence for the year compared to a loss per share of 10.56 pence last year. The prior year loss was due to an exceptional charge of £922 million for the impairment of goodwill associated with PacifiCorp. The impairment amount excluded foreign exchange gains of £485 million, which, following completion of the sale of PacifiCorp, have been recognised within this quarter’s Income Statement as part of the gain on sale of £619 million disclosed within discontinued operations. The principal reasons for the increase in reported earnings were the improved operational performance of our continuing businesses and the gain on sale of the disposal of PacifiCorp reported this year as opposed to the exceptional charge last year. The impact of the non-depreciation of assets held for sale was largely offset by the adverse impact of IAS 39.

Based on a simple pro-rating of PacifiCorp’s profit after tax and adjusting for the interest received on the proceeds, the dilution effect on group earnings per share of completing the PacifiCorp sale 11 days before the year end is estimated at 0.6 pence for reported earnings per share and 0.4 pence for adjusted earnings per share.

Group net assets of £5,101 million were £1,144 million higher than at 31 March 2005. With the adoption of IAS 39 on 1 April 2005 derivative financial instruments of £545 million were separately reported within assets and liabilities for the first time. During the year, the net movement on derivatives increased by £349 million largely as a result of rising commodity prices. The majority of the derivatives relate to Energy Wholesale’s commodity contracts and have associated effective cash flow hedges, which are included within the hedge reserve balance disclosed as part of equity. The revaluation of the group’s retirement benefits resulted in a gain of £39 million (pre-tax) being recognised during the year, which contributed to the £55 million reduction to the deficit in our continuing operations’ year end retirement benefit obligations of £156 million. During March 2006, we made a lump sum contribution of £28 million into our pension schemes and, upon completion of the return of cash, a further contribution of £100 million will be made. Thereafter, four further annual payments of £13.2 million will be made, commencing on 31 March 2007, subject to a deficit continuing in our pension schemes at each due payment date.

The dividend for the fourth quarter of 2005/06 will be 9.4 pence per new ordinary share, payable on 28 June 2006. The ADS dividend will be confirmed in a separate announcement today. The record date for the fourth quarter dividend is 2 June 2006 which falls after the record date for the consolidation of the company’s ordinary share capital, on 12 May 2006, associated with the return of cash to shareholders. Therefore, the dividend is payable on the new ordinary shares in issue post the return of cash and capital reorganisation. This fourth quarter dividend is in addition to the 15.6 pence already paid on ordinary shares in existence prior to the consolidation. Accordingly, the proposed full year dividend is 25.0 pence in respect of each ordinary share held on the relevant record dates. For the next two years, we are aiming to deliver a minimum annual increase in the dividend of 7% from this year’s base of 25.0 pence per ordinary share. In light of the completion of the sale of PacifiCorp, the Board intends to pay the dividend bi-annually with the interim dividend of 11.4 pence per share for 2006/07 paid in December 2006 and the final dividend paid in June 2007.

Shareholders approved the proposed £2.25 billion return of cash, equivalent to approximately £1.20 per existing ordinary share. This is being implemented by way of a B share scheme and an associated capital reorganisation. In the UK, cheques will be despatched and CREST accounts credited on 5 June 2006. For ADS holders, cheques will be despatched after 12 June 2006. Full details of the return of cash and associated capital reorganisation are available on our website at www.scottishpower.com.

INVESTOR TIMETABLE

31 May 2006	Shares go ex-dividend for the fourth quarter
2 June 2006	Last date for registering transfers to receive the fourth quarter dividend
5 June 2006	Cheques despatched and CREST accounts credited with the proceeds from the return of cash
12 June 2006	Cheques for ADS holders will be despatched after 12 June 2006
28 June 2006	Fourth quarter dividend payable
26 July 2006	Annual General Meeting
14 November 2006	Announcement of interim results for the half year ending 30 September 2006
22 November 2006	Shares go ex-dividend for the interim dividend
24 November 2006	Last date for registering transfers to receive the interim dividend
28 December 2006	Interim dividend payable

Safe Harbor

Some statements contained herein may include statements regarding our assumptions, projections, expectations or beliefs about future events. These statements are intended as “Forward-Looking Statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. All statements with respect to us, our corporate plans, future financial condition, future results of operations, future business plans, strategies, objectives and beliefs and other statements that are not historical facts are forward looking. Statements containing the words “may”, “will”, “expect”, “anticipate”, “believe”, “intend”, “estimate”, “continue”, “plan”, “project”, “target”, “on track to”, “strategy”, “aim”, “seek”, “will meet” or other similar words are also forward-looking. These statements are based on our management’s assumptions and beliefs in light of the information available to us. These assumptions involve risks and uncertainties which may cause the actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

We wish to caution readers and others to whom forward-looking statements are addressed, that any such forward-looking statements are not guarantees of future performance and that actual results may differ materially from estimates in the forward-looking statements. We undertake no obligation to revise these forward-looking statements to reflect events or circumstances after the date hereof. Important factors that may cause results to differ from expectations include, for example:

-	the success of reorganisational and cost-saving or other strategic efforts

-	any regulatory changes (including changes in environmental regulations and legislation or regulatory outcomes) that may increase the operating costs of the group, may require the group to make unforeseen capital expenditures or may prevent the regulated business of the group from achieving acceptable returns;

-	future levels of industry generation and supply, demand and pricing, political stability, competition and economic growth in the relevant areas in which the group has operations;

-	the availability of acceptable fuel at favorable prices;

-	weather and weather-related impacts;

-	the availability of operational capacity of plants;

-	adequacy and accuracy of load and price forecasts that could impact the hedging strategy and costs to balance electricity load and supply;

-	Unanticipated construction delays, changes in costs, receipt of required permits and authorizations, and other factors that could affect future generation plants and infrastructure additions;

-	the impact of interest rates and investment performance on pension and post-retirement expense;

-	the impact of new accounting pronouncements on results of operations; and

-	development and use of technology, the actions of competitors, natural disasters and other changes to business conditions.

FURTHER INFORMATION:

Investor enquiries:
Jennifer Lawton	Director, Investor Relations	0141 636 4527
David Ross	Group Investor Relations Manager	0141 566 4853

Media enquiries:
Colin McSeveny	Director, Media Relations	0141 636 4515
Anthony Cardew	Cardew Group	020 7930 0777
Rupert Pittman	Cardew Group	020 7930 0777

Internet:

Corporate information can be accessed from the website www.scottishpower.com

Presentation material and webcast:

The results presentation material will be available on the website from 09.30 am (GMT) on 24 May 2006 with a recording of the webcast available from around 16.30 pm (GMT).

Note: Items marked * represent adjusted results, further details of which, together with the reported results, are given in the Financial Overview section on page 8.

Group Income Statement

for the three months ended 31 March 2006

		Three months ended 31 March
		Before exceptional items and certain remeasurements		Exceptional items and certain remeasurements (Note 3)	Total		Before exceptional items and certain remeasurements		Exceptional items and certain remeasurements (Note 3)	Total
		2006		2006	2006		2005		2005	2005
	Notes	£m		£m	£m		£m		£m	£m
Continuing operations
Revenue	2	1,735.0		—	1,735.0		1,388.5		—	1,388.5
Cost of sales	3	(1,328.3)		—	(1,328.3)		(1,050.0)		31.9	(1,018.1)
Transmission and distribution costs		(95.5)		—	(95.5)		(71.9)		—	(71.9)

Administrative expenses before exceptional items		(85.6)		—	(85.6)		(115.2)		—	(115.2)
Exceptional administrative expenses	3	—		(44.2)	(44.2)		—		—	—

Administrative expenses		(85.6)		(44.2)	(129.8)		(115.2)		—	(115.2)
Fair value gains on operating derivatives	2,3	—		178.2	178.2		—		—	—
Other operating income		20.0		—	20.0		13.6		—	13.6
Share of loss of jointly controlled entities and associates	2	(0.2)		—	(0.2)		(1.3)		—	(1.3)
Gain on disposal of gas storage project	3	—		2.3	2.3		—		—	—

Operating profit	2,14	245.4		136.3	381.7		163.7		31.9	195.6
Finance income	4	43.1		—	43.1		63.1		—	63.1
Fair value losses on financing derivatives	3,5	—		(61.5)	(61.5)		—		—	—
Finance costs	6	(83.3)		—	(83.3)		(99.5)		—	(99.5)
Net finance costs		(40.2)		(61.5)	(101.7)		(36.4)		—	(36.4)

Profit before tax		205.2		74.8	280.0		127.3		31.9	159.2
Income tax	3,7,14	(63.7)		(19.4)	(83.1)		(27.3)		(9.4)	(36.7)

Profit for the period from continuing operations		141.5		55.4	196.9		100.0		22.5	122.5
Discontinued operations
Profit/(loss) for the period from discontinued operations	8,14	95.6		677.3	772.9		79.5		(922.0)	(842.5)

Profit/(loss) for the period		237.1		732.7	969.8		179.5		(899.5)	(720.0)

Attributable to:
Equity holders of Scottish Power plc		237.0		732.7	969.7		179.4		(899.5)	(720.1)
Minority interest
- equity		0.1		—	0.1		(0.7)		—	(0.7)
- non-equity		—		—	—		0.8		—	0.8

		237.1		732.7	969.8		179.5		(899.5)	(720.0)

Basic earnings/(loss) per share	9
- Continuing operations					10.65	p				6.72	p
- Discontinued operations					41.82	p				(46.03	)p

- Continuing and discontinued operations					52.47	p				(39.31	)p

Adjusted basic earnings per share	14
- Continuing operations		7.65	p				5.49	p
- Discontinued operations		5.17	p				4.30	p

- Continuing and discontinued operations		12.82	p				9.79	p

Diluted earnings/(loss) per ordinary share	9
- Continuing operations					10.60	p				6.52	p
- Discontinued operations					41.62	p				(43.69	)p

- Continuing and discontinued operations					52.22	p				(37.17	)p

Adjusted diluted earnings per share
- Continuing operations		7.41	p				5.35	p
- Discontinued operations		4.91	p				4.09	p

- Continuing and discontinued operations		12.32	p				9.44	p

Dividend per share
Dividend per ordinary share (paid and proposed)	10				9.40	p				7.65	p

Group Income Statement

for the year ended 31 March 2006

		Year ended 31 March
		Before exceptional items and certain remeasu- rements		Exceptional items and certain remeasu- rements (Note 3)	Total		Before exceptional items and certain remeasu- rements		Exceptional items and certain remeasu- rements (Note 3)	Total
		2006		2006	2006		2005		2005	2005
	Notes	£m		£m	£m		£m		£m	£m
Continuing operations
Revenue	2	5,446.1		—	5,446.1		4,595.0		—	4,595.0
Cost of sales	3	(3,965.7)		—	(3,965.7)		(3,375.1)		93.2	(3,281.9)
Transmission and distribution costs		(327.3)		—	(327.3)		(293.7)		—	(293.7)

Administrative expenses before exceptional items		(380.2)		—	(380.2)		(380.4)		—	(380.4)
Exceptional administrative expenses	3	—		(101.0)	(101.0)		—		—	—

Administrative expenses		(380.2)		(101.0)	(481.2)		(380.4)		—	(380.4)
Fair value gains on operating derivatives	2,3	—		85.3	85.3		—		—	—
Other operating income		32.2		—	32.2		34.2		—	34.2
Share of loss of jointly controlled entities and associates	2	(0.6)		—	(0.6)		—		—	—
Gain on disposal of gas storage project	3	—		80.9	80.9		—		—	—

Operating profit	2,14	804.5		65.2	869.7		580.0		93.2	673.2
Finance income	4	186.4		—	186.4		212.2		—	212.2
Fair value losses on financing derivatives	3,5	—		(115.4)	(115.4)		—		—	—
Finance costs	6	(315.6)		—	(315.6)		(333.0)		—	(333.0)

Net finance costs		(129.2)		(115.4)	(244.6)		(120.8)		—	(120.8)

Profit before tax		675.3		(50.2)	625.1		459.2		93.2	552.4
Income tax	3,7,14	(161.7)		44.3	(117.4)		(109.3)		(28.1)	(137.4)

Profit for the year from continuing operations		513.6		(5.9)	507.7		349.9		65.1	415.0
Discontinued operations
Profit/(loss) for the year from discontinued operations	8,14	299.9		736.1	1,036.0		318.2		(921.9)	(603.7)

Profit/(loss) for the financial year		813.5		730.2	1,543.7		668.1		(856.8)	(188.7)

Attributable to:
Equity holders of Scottish Power plc		813.1		730.2	1,543.3		663.4		(856.8)	(193.4)
Minority interest
- equity		0.4		—	0.4		1.3		—	1.3
- non-equity		—		—	—		3.4		—	3.4

		813.5		730.2	1,543.7		668.1		(856.8)	(188.7)

Basic earnings/(loss) per share	9
- Continuing operations					27.54	p				22.60	p
- Discontinued operations					56.23	p				(33.16	)p

- Continuing and discontinued operations					83.77	p				(10.56	)p

Adjusted basic earnings per share	14
- Continuing operations		27.85	p				19.04	p
- Discontinued operations		16.28	p				17.20	p

- Continuing and discontinued operations		44.13	p				36.24	p

Diluted earnings/(loss) per ordinary share	9
- Continuing operations					27.33	p				22.03	p
- Discontinued operations					55.82	p				(31.49	)p

- Continuing and discontinued operations					83.15	p				(9.46	)p

Adjusted diluted earnings per share
- Continuing operations		27.12	p				18.65	p
- Discontinued operations		15.40	p				16.33	p

- Continuing and discontinued operations		42.52	p				34.98	p

Dividends per share
Dividends per ordinary share (paid and proposed)	10				25.00	p				22.50	p

Group Statement of Recognised Income and Expense

for the year ended 31 March 2006

	Year ended 31 March
	2006	2005
	£m	£m
Gains on effective cash flow hedges recognised	747.9	—
Exchange movement on translation of overseas results and net assets	244.1	(100.2)
(Losses)/gains on net investment hedges	(276.5)	146.6
Gains on revaluation of available-for-sale securities	0.4	—
Actuarial gains/(losses) on retirement benefits	39.1	(63.3)
Tax on items taken directly to equity	(193.2)	(27.5)

Net income/(expense) recognised directly in equity for the year	561.8	(44.4)
Profit/(loss) for the year	1,543.7	(188.7)

Total income and expense for the year	2,105.5	(233.1)
Cumulative adjustment for the implementation of IAS 39 (net of tax)	281.4	—
Cumulative translation gain transferred to income statement on disposal of discontinued operations (net of tax)	(484.6)	—
Gains removed from equity and recognised in the year	(484.5)	—
Tax on items transferred from equity	145.4	—

Total recognised income and expense	1,563.2	(233.1)

Total income and expense for the year attributable to:
Equity holders of Scottish Power plc	2,105.1	(237.8)
Minority interests
- equity	0.4	1.3
- non-equity	—	3.4

	2,105.5	(233.1)

Reconciliation of Movements in Equity for the year ended 31 March 2006

	Year ended 31 March
	2006	2005
	£m	£m
Profit/(loss) for the year	1,543.7	(188.7)
Net income/(expense) recognised directly in equity for the year	561.8	(44.4)
Gains removed from equity and recognised in year (net of tax)	(339.1)	—
Cumulative translation differences transferred to income statement on disposal of discontinued operations (net of tax)	(484.6)	—
Dividends	(428.1)	(386.1)
Revaluation reserve arising on the purchase of the remaining 50% of the Brighton Power Station	—	5.8
Share capital issued	35.1	21.9
Consideration paid in respect of purchase of own shares held under trust	(3.3)	(30.7)
Credit in respect of employee share awards	7.9	6.8
Consideration received in respect of sale of own shares held under trust	35.5	7.6
Share buy-back	(10.4)	—
Net movement in minority interests	(3.5)	(9.9)

Net movement in equity	915.0	(617.7)

Opening equity	3,957.1	4,574.8
Cumulative adjustment for the implementation of IAS 39 (net of tax)	281.4	—
Reclassification of non-equity minority interests on implementation of IAS 32	(52.5)	—

Opening equity as restated for the adoption of IAS 32 and IAS 39	4,186.0	4,574.8

Closing equity	5,101.0	3,957.1

Group Cash Flow Statement

for the year ended 31 March 2006

		Year ended 31 March
		2006	2005
	Notes	£m	£m
Continuing operations
Operating activities
Cash generated from operations	11	864.5	681.4
Dividends received from jointly controlled entities		1.4	2.0
Interest paid		(214.5)	(131.5)
Interest received		71.3	31.0
Income taxes paid		(74.8)	(56.2)
Reallocation from discontinued operations		67.8	122.2

Net cash from operating activities		715.7	648.9

Continuing operations
Investing activities
Purchase of intangible assets		(57.3)	(21.5)
Proceeds from sale of intangible assets		3.2	—
Purchase of property, plant and equipment		(940.3)	(421.2)
Proceeds from sale of property, plant and equipment		21.4	19.0
(Purchase)/sale of fixed asset investments		(72.8)	18.8
Deferred income received		25.3	25.6
Deferred income repaid		(2.5)	(37.3)
Purchase of subsidiaries		(9.0)	(343.7)
Sale of businesses and subsidiaries		2,850.9	(7.4)
Equity investment in discontinued operations		(271.4)	—
Dividend received from discontinued operations		97.8	104.8

Net cash provided by/(used in) investing activities		1,645.3	(662.9)

Continuing operations
Financing activities
Issue of share capital		35.1	21.9
Share buy-back		(10.4)	—
Dividends paid to company’s equity holders		(428.1)	(386.1)
Dividends paid to minority interests		(2.5)	(1.0)
Net consideration received/(paid) in respect of own shares held under trust		27.0	(23.3)
Repayments of borrowings		(102.8)	(295.6)
Proceeds from borrowings		—	783.6
Reallocation from discontinued operations		61.7	232.0

Net cash (used in)/provided by financing activities		(420.0)	331.5

Net increase in net cash and cash equivalents - continuing operations		1,941.0	317.5
Net (decrease)/increase in net cash and cash equivalents - discontinued operations	8	(103.7)	83.4

Net increase in net cash and cash equivalents		1,837.3	400.9

Movement in Net Cash and Cash Equivalents

for the year ended 31 March 2006

		Year ended 31 March
		2006	2005
	Note	£m	£m
Net cash and cash equivalents at beginning of year		1,727.3	1,327.2
Less: Net cash and cash equivalents at beginning of year - discontinuing operations		97.4	14.4

Net cash and cash equivalents at beginning of year - continuing operations		1,629.9	1,312.8
Increase in net cash and cash equivalents on implementation of IAS 39 on 1 April 2005		0.7	—

Net cash and cash equivalents at 1 April 2005 as restated under IFRS - continuing operations		1,630.6	1,312.8
Net increase in net cash and cash equivalents		1,941.0	317.5
Effect of foreign exchange rate changes		7.4	(0.4)
Mark to market movements on certain money market funds		4.0	—

Net cash and cash equivalents at end of year - continuing operations	(a)	3,583.0	1,629.9

(a)	Net cash and cash equivalents in respect of continuing operations at 31 March 2006 comprises cash and cash equivalents of £3,584.4 million less bank overdrafts of £1.4 million.

Reconciliation of Movement in Net Cash and Cash Equivalents to Movement in Net Debt

for the year ended 31 March 2006

		Year ended 31 March 2006
	Note	£m
Net debt at end of previous year		(4,334.8)
Less: Net debt at end of previous year - discontinued operations		(2,307.6)

Net debt at end of previous year - continuing operations		(2,027.2)
Decrease in net debt on implementation of IAS 39 on 1 April 2005 - continuing operations		0.5

Net debt at 1 April 2005 as restated - continuing operations		(2,026.7)
Net increase in net cash and cash equivalents		1,941.0
Outflow of net cash and cash equivalents from decrease in debt		102.8
Foreign exchange		(113.2)
Mark-to-market movements on net debt		11.3
Other non-cash and cash equivalent movements		2.1

Net debt at end of year - continuing operations	(a)	(82.7)

(a) Net debt at end of year - continuing operations comprises:

		31 March 2006
		£m
Current assets
- Cash and cash equivalents		3,584.4
Current liabilities
- loans and other borrowings		(523.0)
- obligations under finance leases		(6.7)
Non-current liabilities
- loans and other borrowings		(3,079.4)
- obligations under finance leases		(58.0)

Net debt at end of year - continuing operations		(82.7)

Group Balance Sheet

as at 31 March 2006

31 March 2006	31 March 2005
Notes	£m	£m
Non-current assets
Intangible assets
- goodwill	100.8	885.1
- other intangible assets	147.6	409.5
Property, plant and equipment	5,489.8	9,334.9
Investments accounted for using the equity method	126.7	53.1
Other investments	4.1	120.3
Trade and other receivables	10.7	56.2
Derivative financial instruments	602.4	—
Finance lease receivables	104.6	158.4

Non-current assets	6,586.7	11,017.5

Current assets
Inventories	207.5	185.4
Trade and other receivables	1,444.3	1,675.5
Derivative financial instruments	867.5	—
Finance lease receivables	20.5	17.3
Cash and cash equivalents	3,584.4	1,747.8

Current assets	6,124.2	3,626.0

Total assets	2	12,710.9	14,643.5

Current liabilities
Loans and other borrowings	(523.0)	(912.5)
Derivative financial instruments	(426.6)	—
Obligations under finance leases	(6.7)	(14.5)
Trade and other payables	(1,369.7)	(1,632.9)
Current tax liabilities	(406.3)	(338.9)
Provisions	(26.5)	(80.1)

Current liabilities	(2,758.8)	(2,978.9)

Non-current liabilities
Loans and other borrowings	(3,079.4)	(4,996.8)
Derivative financial instruments	(149.7)	—
Obligations under finance leases	(58.0)	(158.8)
Trade and other payables	(36.6)	(2.7)
Retirement benefit obligations	(155.5)	(635.5)
Deferred tax liabilities	(823.3)	(1,161.4)
Provisions	(65.8)	(182.2)
Deferred income	(482.8)	(570.1)

Non-current liabilities	(4,851.1)	(7,707.5)

Total liabilities	2	(7,609.9)	(10,686.4)

Net assets	5,101.0	3,957.1

Equity
Share capital	935.6	932.7
Share premium	2,326.0	2,294.7
Hedge reserve	595.2	—
Translation reserve	8.2	484.6
Other reserves	431.4	430.5
Retained earnings/(loss)	804.5	(241.1)

Equity attributable to equity holders of Scottish Power plc	5,100.9	3,901.4
Minority interests
- equity	0.1	3.2
- non-equity	—	52.5

Total equity	5,101.0	3,957.1

Net asset value per ordinary share	9	275.7	p	212.9	p

Notes to the Preliminary Statement and quarterly Accounts

for the year ended 31 March 2006

1 Basis of preparation

(a) From 1 April 2005, the group is required to prepare its consolidated financial statements in accordance with International Accounting Standards, International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board (“IASB”) and International Financial Reporting Interpretations Committee (“IFRIC”) interpretations as adopted by the European Union (“EU”) and those parts of the Companies Act 1985 applicable to companies reporting under IFRS. With the exception of financial instruments, this Preliminary Statement and quarterly Accounts have been prepared on the basis of the group’s accounting policies under IFRS set out on pages 173 to 178 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The financial instruments accounting policies for the year ended 31 March 2006 under IFRS are set out on pages 187 to 190 of the group’s Annual Report & Accounts for the year ended 31 March 2005. The comparative figures have been prepared on the basis of the financial instruments accounting policies as set out on pages 176 to 177 of the group’s Annual Report & Accounts for the year ended 31 March 2005.

The reconciliations of equity at 1 April 2004 (the group’s date of transition to IFRS) and at 31 March 2005 (the date of the group’s last UK GAAP financial statements) and the reconciliation of loss for the year ended 31 March 2005, as required by IFRS 1 ‘First-time Adoption of International Financial Reporting Standards’, including significant accounting policies, were included in the group’s Annual Report & Accounts for the year ended 31 March 2005. An updated reconciliation of loss for the year ended 31 March 2005 was included in the group’s 2005/06 1st Quarter Results following the reclassification of PacifiCorp as a discontinued operation in accordance with IFRS 5 ‘Non-current Assets Held for Sale and Discontinued Operations’.

On transition to IFRS, the group has taken advantage of a number of exemptions contained within IFRS 1. These exemptions are set out on page 14 of the group’s 2005/06 1st Quarter Results. During the preparation of the group’s Accounts for the year ended 31 March 2006, the group revisited its IAS 39 ‘Financial Instruments: Recognition and Measurement’ transition adjustment as at 1 April 2005. This resulted in the IAS 39 transition adjustment to equity attributable to equity holders of Scottish Power plc changing by £16.9 million from £264.5 million to £281.4 million.

In the light of evolving practice, the group has changed the classification of its convertible bonds from non-current liabilities to current liabilities and restated comparative figures accordingly. The bonds are perpetual and have no fixed redemption date; although they can be redeemed in limited circumstances. Bondholders can convert into ordinary shares of Scottish Power plc at any time and, therefore, the bonds meet the definition of current liabilities in IAS 1 ‘Presentation of Financial Statements’ and the IASB’s Framework for the Preparation and Presentation of Financial Statements.

(b) The format of the Group Income Statement has been prepared in accordance with the requirements of IAS 1 ‘Presentation of Financial Statements’ and reflects the impact of the adoption of IAS 32 ‘Financial Instruments: Disclosure and Presentation’ and IAS 39 with effect from 1 April 2005. In order to provide readers with a clear, consistent, and more useful presentation of the group’s underlying performance, profit/(loss) for the financial year has been analysed between (i) profit before exceptional items and certain remeasurements and (ii) the effect of exceptional items and certain remeasurements.

Included in this latter category are:

-	items which are included in operating profit but classified as exceptional as the directors consider that by virtue of their nature, size or incidence, it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood;

-	fair value gains and losses on operating derivatives and financing derivatives, including for 2004/05 only, the impact on results of contracts which were previously fair valued but which are now subject to IAS 39. All of the group’s treasury activities and all but an immaterial proportion of the group’s energy management activities are undertaken with a view to economically hedging the group’s physical and financial exposures. A number of these contracts do not qualify for own use or hedge accounting under IAS 39 and are therefore fair valued through the Group Income Statement. In addition, those contracts which do qualify for cash flow hedge accounting can have an element of hedge ineffectiveness which is recorded in the income statement. The directors consider that this accounting treatment of fair valuing economic hedges and the resulting income statement volatility does not appropriately reflect the business purpose of these contracts. In order to provide a more meaningful presentation, the fair value movements on these contracts have been separated from all other aspects of the impact of IAS 39 which remains within underlying business performance;

-	the reversal of the depreciation charge for PacifiCorp for the period from 24 May 2005, when it became a discontinued operation, as required by IFRS 5; and

-	the taxation effect of the above items.

Further analysis of the items included in the column Exceptional items and certain remeasurements is provided in Note 3 to the accounts.

This income statement format aligns with the group’s calculations of adjusted earnings per share as previously presented in the group’s quarterly Accounts in 2005/06.

Items which are included in operating profit are classified as exceptional where the directors consider that by virtue of their nature, size or incidence it is necessary for them to be displayed as a separate line item or separately within a line item if the financial statements are to be properly understood.

(c) The information shown for the years ended 31 March 2006 and 31 March 2005 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2006 and from the IFRS Financial Information set out on pages 173 to 184 of the group’s Annual Report & Accounts for the year ended 31 March 2005, as amended for the adoption of IFRS 5 and the reclassification of the convertible bonds as referred to above. The reports of the auditors on these Accounts were unqualified and did not contain a Statement under either Section 237(2) or Section 237(3) of the Companies Act 1985. The group’s Accounts for the year ended 31 March 2005, prepared under UK GAAP, have been filed with the Registrar of Companies. The Accounts for the year ended 31 March 2006 will be delivered to the Register of Companies in due course. The information shown in respect of the three months ended 31 March 2006 and 31 March 2005 is unaudited.

(d) The relevant exchange rates applied in the preparation of these Preliminary Statements and quarterly Accounts are detailed in Note 13.

(e) The financial information on pages x to x was approved by the Board on 24 May 2006.

2 Segmental information

For management purposes, the group is currently organised into three continuing operating businesses, Energy Networks (formerly Infrastructure Division - Power Systems), Energy Retail & Wholesale (formerly UK Division - Integrated Generation and Supply) and PPM Energy and therefore reports its primary segment information on this basis. PacifiCorp, the group’s former regulated US business, is included within the discontinued operations segment following the group’s decision on 24 May 2005 to dispose of the business. The results of this discontinued operation are disclosed in Note 8.

The group has also reviewed the classification, for segmental purposes, of revenue, operating profit, total assets and total liabilities relating to corporate activities (previously allocated across business segments) and to the non-regulated businesses (previously included within the PacifiCorp segment) which were not included in the sale of PacifiCorp. These are now included within ‘Unallocated’ in the segmental analyses below. A reconciliation of operating profit for the three months and year ended 31 March 2005 under UK GAAP on the previous segmental basis to operating profit under IFRS on the revised segmental basis is provided in Note 2(b).

(a) Revenue by segment

		Three months ended 31 March
		Total revenue		Inter-segment revenue		External revenue
		2006	2005	2006	2005	2006	2005
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		230.9	194.0	(82.7)	(92.7)	148.2	101.3
Energy Retail & Wholesale		1,434.7	1,158.0	(5.0)	(1.5)	1,429.7	1,156.5

United Kingdom total		1,665.6	1,352.0	(87.7)	(94.2)	1,577.9	1,257.8

Continuing operations
United States
PPM Energy		157.0	122.1	—	—	157.0	122.1

United States total		157.0	122.1	—	—	157.0	122.1

Unallocated revenue	(i)					0.1	8.6

Total	(ii)					1,735.0	1,388.5

		Year ended 31 March
		Total revenue		Inter-segment revenue		External revenue
		2006	2005	2006	2005	2006	2005
	Notes	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		861.7	728.9	(299.5)	(348.8)	562.2	380.1
Energy Retail & Wholesale		4,344.4	3,712.5	(17.1)	(27.5)	4,327.3	3,685.0

United Kingdom total		5,206.1	4,441.4	(316.6)	(376.3)	4,889.5	4,065.1

Continuing operations
United States
PPM Energy		545.9	502.0	—	—	545.9	502.0

United States total		545.9	502.0	—	—	545.9	502.0

Unallocated revenue	(i)					10.7	27.9

Total	(ii)					5,446.1	4,595.0

(i)	Unallocated revenue comprises revenue of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.
(ii)	In the segmental analysis revenue is shown by geographical origin. Revenue analysed by geographical destination is not materially different.

(b) Operating profit by segment

		Three months ended 31 March
		Before fair value gains/ (losses) on operating derivatives and except- ional items	Fair value gains/ (losses) on operating derivatives (Note 3)	Exceptional items (Note 3)	Fair value gains/ (losses) on operating derivatives and exceptional items	Total	Before certain remeasurements	Certain remeasurements	Total
		2006	2006	2006	2006	2006	2005	2005	2005
	Notes	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	(iv)	142.4	—	(4.0)	(4.0)	138.4	108.0	—	108.0
Energy Retail & Wholesale	(iv)	72.0	173.7	2.1	175.8	247.8	42.1	33.9	76.0

United Kingdom total		214.4	173.7	(1.9)	171.8	386.2	150.1	33.9	184.0

Continuing operations
United States
PPM Energy	(iv)	38.0	4.9	(34.6)	(29.7)	8.3	24.2	(2.0)	22.2

United States total	(iv)	38.0	4.9	(34.6)	(29.7)	8.3	24.2	(2.0)	22.2

Unallocated expense	(i),(iv)	(7.0)	(0.4)	(5.4)	(5.8)	(12.8)	(10.6)	—	(10.6)

Total	(ii),(iv)	245.4	178.2	(41.9)	136.3	381.7	163.7	31.9	195.6

		Year ended 31 March
		Before fair value gains/ (losses) on operating derivatives and exceptional items	Fair value gains/(losses) on operating derivatives (Note 3)	Exceptional items (Note 3)	Fair value gains/(losses) on operating derivatives and exceptional items	Total	Before certain remeasurements	Certain remeasurements	Total
		2006	2006	2006	2006	2006	2005	2005	2005
	Notes	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	(iv)	524.6	—	(18.0)	(18.0)	506.6	427.4	—	427.4
Energy Retail & Wholesale	(iv)	214.1	88.7	72.2	160.9	375.0	93.5	91.8	185.3

United Kingdom total	(iv)	738.7	88.7	54.2	142.9	881.6	520.9	91.8	612.7

Continuing operations
United States
PPM Energy	(iv)	90.6	(3.0)	(34.6)	(37.6)	53.0	58.6	1.4	60.0

United States total	(iv)	90.6	(3.0)	(34.6)	(37.6)	53.0	58.6	1.4	60.0

Unallocated (expense)/income	(i),(iv)	(24.8)	(0.4)	(39.7)	(40.1)	(64.9)	0.5	—	0.5

Total	(iii),(iv)	804.5	85.3	(20.1)	65.2	869.7	580.0	93.2	673.2

(i)	Unallocated (expense)/income comprises corporate office costs and the operating results of the non-regulated businesses, previously included within the PacifiCorp segment, which were not included in the sale of PacifiCorp.
(ii)	Share of (loss)/profit in jointly controlled entities and associates included in operating profit by segment for the three months ended 31 March 2006 is as follows: Energy Networks £(2.3) million (2005 £(0.6) million), Energy Retail & Wholesale £0.6 million (2005 £(0.4) million), PPM Energy £1.5 million (2005 £(0.3) million) and unallocated expense £nil (2005 £nil).
(iii)	Share of (loss)/profit in jointly controlled entities and associates included in operating profit by segment for the year ended 31 March 2006 is as follows: Energy Networks £(3.5) million (2005 £0.2 million), Energy Retail & Wholesale £1.4 million (2005 £(1.9) million), PPM Energy £1.5 million (2005 £(0.5) million) and unallocated income £nil (2005 £2.2 million).
(iv)	The reconciliation of operating profit for the three months and year ended 31 March 2005 under UK GAAP on the previous segmental basis to operating profit under IFRS on the revised segmental basis is provided below:

	Three months ended 31 March 2005
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated expense)/ income	Total
	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	103.2	76.6	21.9	—	201.7
Reallocation of corporate costs	5.5	9.2	1.0	(22.9)	(7.2)
Reallocation of PacifiCorp non-regulated businesses	—	—	—	13.6	13.6

Operating profit* under UK GAAP - revised segmental basis	108.7	85.8	22.9	(9.3)	208.1
IFRS adjustments	(0.1)	(9.4)	(0.4)	(1.3)	(11.2)
Reclassification of associates and jointly controlled entities	(0.6)	(0.4)	(0.3)	—	(1.3)

Operating profit* under IFRS - revised segmental basis	108.0	76.0	22.2	(10.6)	195.6

	Year ended 31 March 2005
	Energy Networks	Energy Retail & Wholesale	PPM Energy	Unallocated (expense)/ income	Total
	£m	£m	£m	£m	£m
Operating profit* under UK GAAP - previous segmental basis	416.3	180.5	58.6	—	655.4
Reallocation of corporate costs	8.7	15.3	1.3	(38.2)	(12.9)
Reallocation of PacifiCorp non-regulated businesses	—	—	—	39.1	39.1

Operating profit* under UK GAAP - revised segmental basis	425.0	195.8	59.9	0.9	681.6
IFRS adjustments	2.2	(8.6)	0.6	(2.6)	(8.4)
Reclassification of jointly controlled entities and associates	0.2	(1.9)	(0.5)	2.2	—

Operating profit* under IFRS - revised segmental basis	427.4	185.3	60.0	0.5	673.2

*	before goodwill amortisation and exceptional item for UK GAAP and before exceptional item for IFRS.

(c) Fair value gains on operating derivatives by segment

Included in operating profit above are fair value gains/(losses) on operating derivatives as follows:

	Three months ended 31 March
	Unwind of opening position		Mark-to-market gains/(losses)		Hedge ineffectiveness		Total
	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	—	—	—	—	—	—	—	—
Energy Retail & Wholesale	22.5	—	152.7	—	(1.5)	—	173.7	—

United Kingdom total	22.5	—	152.7	—	(1.5)	—	173.7	—

Continuing operations
United States
PPM Energy	18.7	—	(29.5)	—	15.7	—	4.9	—

United States total	18.7	—	(29.5)	—	15.7	—	4.9	—

Unallocated	—	—	(0.4)	—	—	—	(0.4)	—

Total	41.2	—	122.8	—	14.2	—	178.2	—

	Year ended 31 March
	Unwind of opening position		Mark-to-market gains/(losses)		Hedge ineffectiveness		Total
	2006	2005	2006	2005	2006	2005	2006	2005
	£m	£m	£m	£m	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks	—	—	—	—	—	—	—	—
Energy Retail & Wholesale	—	—	92.7	—	(4.0)	—	88.7	—

United Kingdom total	—	—	92.7	—	(4.0)	—	88.7	—

Continuing operations
United States
PPM Energy	110.6	—	(114.3)	—	0.7	—	(3.0)	—

United States total	110.6	—	(114.3)	—	0.7	—	(3.0)	—

Unallocated	—	—	(0.4)	—	—	—	(0.4)	—

Total	110.6	—	(22.0)	—	(3.3)	—	85.3	—

(d) Total assets and liabilities by segment

		Total assets		Total liabilities
		31 March 2006	31 March 2005	31 March 2006	31 March 2005
	Notes	£m	£m	£m	£m
Continuing operations
United Kingdom
Energy Networks		3,385.4	3,157.8	(750.1)	(694.9)
Energy Retail & Wholesale		4,023.1	2,579.0	(1,082.5)	(805.1)

United Kingdom total		7,408.5	5,736.8	(1,832.6)	(1,500.0)

Continuing operations
United States
PPM Energy		1,400.7	667.5	(410.8)	(195.2)

United States total		1,400.7	667.5	(410.8)	(195.2)

Total continuing operations		8,809.2	6,404.3	(2,243.4)	(1,695.2)

Discontinued operations - PacifiCorp (United States)		—	5,916.1	—	(1,068.4)
Unallocated assets/(liabilities)	(i)	3,901.7	2,323.1	(5,366.5)	(7,922.8)

Total	(ii)	12,710.9	14,643.5	(7,609.9)	(10,686.4)

(i)	Unallocated assets/(liabilities) include net debt, tax liabilities, retirement benefit obligations, investments and treasury-related derivatives. Unallocated assets/(liabilities) at 31 March 2005 relate to both continuing and discontinued operations. Unallocated assets/(liabilities) at 31 March 2006 relate solely to continuing operations.
(ii)	Investments in jointly controlled entities and associates included in total assets by segment are as follows: Energy Networks £nil (31 March 2005 £3.2 million), Energy Retail & Wholesale £10.8 million (31 March 2005 £11.1 million), PPM Energy £115.9 million (31 March 2005 £38.8 million) and Unallocated assets/(liabilities) £nil (31 March 2005 £nil).

3 Exceptional items and certain remeasurements

Exceptional items and certain remeasurements included in profit for the period from continuing operations for the three months and year ended 31 March 2006 are as follows:

		Three months ended 31 March		Year ended 31 March
		2006	2005	2006	2005
	Notes	£m	£m	£m	£m
(a) Exceptional administrative expenses
Corporate restructuring costs	(i)	(10.6)	—	(42.0)	—
Impairment of finance lease receivables	(ii)	—	—	(25.4)	—
Credit support facility costs	(iii)	(33.6)	—	(33.6)	—

		(44.2)	—	(101.0)	—
(b) Gain on disposal of gas storage project	(iv)	2.3	—	80.9	—

Total exceptional items		(41.9)	—	(20.1)	—

(c) IAS 39 adjustments
Onerous contract releases/intangible assets charges relating to commodity contracts in prior period/year	14	—	36.2	—	92.4
Proprietary trading (loss)/profit in prior period/year	14	—	(4.3)	—	0.8
Fair value gains on operating derivatives in current period/year	2,14	178.2	—	85.3	—
Fair value losses on financing derivatives in current period/year	5,14	(61.5)	—	(115.4)	—

Total IAS 39 adjustments		116.7	31.9	(30.1)	93.2

Tax on exceptional items and certain remeasurements
Tax on exceptional administrative expenses		16.1	—	35.1	—
Tax on IAS 39 adjustments		(35.5)	(9.4)	9.2	(28.1)

		(19.4)	(9.4)	44.3	(28.1)

Total exceptional items and certain remeasurements (net of tax)
- continuing operations		55.4	22.5	(5.9)	65.1

(i)	A gross exceptional charge of £10.6 million and £42.0 million and related tax credit of £3.3 million and £12.7 million for the three months and year ended 31 March 2006 respectively, relating to costs of the corporate restructuring. Costs of the corporate restructuring by segment for the year ended 31 March 2006 are as follows: Energy Networks £18.0 million, Energy Retail & Wholesale £8.7 million, PPM Energy £1.0 million and unallocated expense £14.3 million.
(ii)	A gross exceptional charge of £nil and £25.4 million and related tax credit of £nil and £9.6 million for the three months and year ended 31 March 2006 respectively, relating to the impairment of the group’s aircraft leases within the unallocated segment.
(iii)	A gross exceptional charge of £33.6 million and related tax credit of £12.8 million for the three months and year ended 31 March 2006 within PPM Energy relating to probable liabilities in relation to a credit support facility provided by PacifiCorp Holdings Inc. (now ScottishPower Holdings Inc.) to certain providers of debt to the Klamath Co-Generation project at the project’s inception in 1999. The project is owned by the City of Klamath Falls, but operated by PPM Energy which has a purchase contract for 47% of the output.
(iv)	A gross exceptional gain within Energy Retail & Wholesale of £2.3 million and £80.9 million for the three months and year ended 31 March 2006 respectively, relating to the sale of the group’s underground natural gas storage project at Byley to E.ON UK plc for £96.0 million. There is no tax effect of this exceptional item.

4 Finance income

	Three months ended 31 March		Year ended 31 March
	2006	2005	2006	2005
	£m	£m	£m	£m
Interest income	15.6	38.1	76.0	104.9
Expected return on retirement benefit assets	27.5	25.0	110.4	107.3

Total	43.1	63.1	186.4	212.2

5 Fair value losses on financing derivatives

Fair value losses on financing derivatives of £61.5 million and £115.4 million includes losses of £43.7 million and £125.1 million for the three months and year ended 31 March 2006 respectively, resulting from changes to the fair value of the embedded derivative within the $700 million convertible bond, primarily as a result of movement in the group’s share price.

6 Finance costs

	Three months ended 31 March		Year ended 31 March
	2006	2005	2006	2005
	£m	£m	£m	£m
Interest charge	58.1	74.6	215.0	221.8
Unwinding of discount on provisions	0.3	2.8	0.9	10.4
Interest on retirement benefit obligations	24.9	22.1	99.7	100.8

Total	83.3	99.5	315.6	333.0

7 Income tax

Income tax includes deferred tax and is computed as follows: (a) Tax is calculated on the profits for the period, before taking account of the income statement effect of any adjustments to the measurement and classification of financial instruments required by IAS 39, at the anticipated annual effective rate applicable to these profits.

(b) Adjustments to profit arising from the application of measurement and classification rules for financial instruments contained in IAS 39 are tax effected, as appropriate, at the applicable territorial rate.

(c) Charges or credits to income taxes relating to prior-year items are recognised in the quarter in which they arise.

8 Discontinued operations

On 24 May 2005, the group entered into a sale agreement to dispose of PacifiCorp, the group’s former US regulated business. This operation was classified as a disposal group held for sale and a discontinued operation in accordance with IFRS 5 as of that date. The disposal was completed on 21 March 2006, on which date control of PacifiCorp passed to MidAmerican. The results of the discontinued operation for the period to 20 March 2006 and year ended 31 March 2005, which have been included in the Group Income Statement, are as follows:

		Three months ended 31 March		Year ended 31 March
		2006	2005	2006	2005
	Notes	£m	£m	£m	£m
Revenue		607.8	547.6	2,498.9	2,250.9
Fair value gains on operating derivatives		35.5	—	64.6	—
Depreciation and amortisation	(a)	—	(53.3)	(32.1)	(216.2)
Exceptional item - impairment of goodwill	(b)	—	(922.0)	—	(922.0)
Other net operating costs		(414.5)	(367.6)	(1,721.8)	(1,500.0)

Operating profit/(loss)		228.8	(795.3)	809.6	(387.3)
Net finance costs	(c)	(9.5)	(9.6)	(178.3)	(66.7)

Profit/(loss) before tax		219.3	(804.9)	631.3	(454.0)
Attributable tax expense		(65.8)	(37.6)	(214.7)	(149.7)

Profit/(loss) after tax from discontinued operations		153.5	(842.5)	416.6	(603.7)

Exceptional item - gain on sale of PacifiCorp	(e)	619.4	—	619.4	—

Profit/(loss) for the period/year	14	772.9	(842.5)	1,036.0	(603.7)

(a)	The depreciation and amortisation charge for the period to 20 March 2006 of £32.1 million represents the depreciation and amortisation charged for the period until 23 May 2005. Under IFRS 5, non-current assets held for sale are not subject to depreciation or amortisation and, therefore, the above results did not include charges of £49.2 million in relation to depreciation and amortisation for the period from 1 January 2006 to 20 March 2006 and £190.8 million in relation to depreciation and amortisation for the period from 24 May 2005 to 20 March 2006.
(b)	In November 2004, the Board began a strategic review of PacifiCorp as a result of its performance and the significant investment it required in the immediate future. In May 2005, the Board concluded that in light of the prospects for PacifiCorp, the scale and timing of the capital investment required and the likely profile of returns, shareholders’ interests were best served by a sale of PacifiCorp and a return of capital to shareholders. As a consequence, the group undertook a review of the carrying value of the goodwill allocated to the PacifiCorp reporting segment as at 31 March 2005. The estimated recoverable value was based on net realisable value, with reference to the price of comparable businesses, recent market transactions and the estimated proceeds from disposal. This resulted in an exceptional charge, in the year ended 31 March 2005, for impairment of goodwill of £922.0 million.
(c)	An analysis of net finance costs is given below:

		Three months ended 31 March		Year ended 31 March
		2006	2005	2006	2005
	Notes	£m	£m	£m	£m
Interest charge		35.9	34.4	174.5	158.7
Interest receivable		(6.4)	(1.3)	(20.6)	(9.5)
Net interest cost on retirement benefit obligations		0.9	1.7	3.8	5.9

		30.4	34.8	157.7	155.1

Other finance items allocated to discontinued operations:
Fair value (gains)/losses on financing derivatives		(7.6)	—	13.5	—
Interest rate differential		(13.3)	(25.2)	(39.0)	(88.4)
Loss following de-designation of net investment hedges		—	—	46.1	—

		(20.9)	(25.2)	20.6	(88.4)

Net finance costs		9.5	9.6	178.3	66.7

Net finance costs include the UK/US interest rate differential benefit of £13.3 million (2005 £25.2 million) and £39.0 million (2005 £88.4 million) arising from the group’s US dollar hedging programme relating to PacifiCorp’s net assets for the three months and year to 31 March 2006, respectively. This programme has terminated following the sale of PacifiCorp on 21 March 2006.

(d)	The cash flows of the discontinued operation, which have been included in the Group Cash Flow Statement, are as follows:

	Year ended
	2006	2005
	£m	£m
Net cash from operating activities - discontinued operations	569.9	404.6
Net cash used in investing activities - discontinued operations	(420.3)	(471.3)
Net cash (used in)/provided by financing activities - discontinued operations	(253.3)	150.1

Net (decrease)/increase in net cash and cash equivalents - discontinued operations	(103.7)	83.4

(e)	The gain on sale of PacifiCorp is analysed as follows:

	21 March 2006
	Notes	£m
Intangible assets
- goodwill		854.2
- other intangible assets		215.4
Property, plant and equipment		5,424.3
Fixed asset investments		172.4
Other non-current assets		128.3
Current assets		530.8
Current liabilities		(749.4)
Non-current liabilities		(3,907.0)

Book value of PacifiCorp net assets disposed		2,669.0
Book gain on sale (pre-tax)	(i)	122.5

Net disposal proceeds		2,791.5

Satisfied by:
Cash received for net assets		2,911.4
Cash expenses		(26.2)

Net disposal cash proceeds	(ii)	2,885.2
Accrued expenses		(74.3)
Impairment of assets	(iii)	(19.4)

Net disposal proceeds		2,791.5

(i) The gain on sale of PacifiCorp:
Book gain on sale (pre-tax)		122.5
Tax credit on sale	(iv)	12.3
Cumulative translation gains realised on sale-transferred from equity		484.6

Gain on sale of PacifiCorp		619.4

(ii)	The book gain on sale excludes cash outflows of £116.7 million relating to the settlement of certain treasury derivative financial instruments following the sale of PacifiCorp, which had previously been marked-to-market.

(iii)	PPM Energy has leased a power plant to PacifiCorp since 2002. As part of the final settlement achieved with MidAmerican on completion of the sale of PacifiCorp, the group agreed to a reduction in lease rentals receivable by PPM Energy from PacifiCorp in respect of this lease. As a consequence of this reduction in lease rentals, an impairment of £19.4 million has been charged against the gain on sale. Other sale expenses (cash and accrued) of £100.5 million principally comprise legal and other professional fees of £37.8 million and a provision of £32.9 million for royalties payable to MidAmerican.
(iv)	The disposal of PacifiCorp gives rise to a net taxable capital loss for the group which is offset against other taxable capital gains made in the current year. As a result the gain on sale has benefited from a tax credit of £12.3 million.
(f)	The operating profit for PacifiCorp for the three months and year ended 31 March 2005 under UK GAAP on the previous segmental basis was £137.1 million and £541.7 million respectively. The operating profit of PacifiCorp for the three months and year ended 31 March 2005 under IFRS on the revised segmental basis was £126.7 million and £534.6 million respectively. The movements comprise reallocation of corporate costs of £7.2 million and £12.9 million, reallocation of PacifiCorp non-regulated operating profit of £(13.6) million and £(39.1) million, IFRS adjustments of £(4.0) million and £19.2 million and adjustments for contracts now within the scope of IAS 39 of £nil and £(0.1) million for the three months and year ended 31 March 2005 respectively.

9 Earnings and net asset value per ordinary share

(a) Earnings per ordinary share have been calculated for all periods by dividing the profit/(loss) for the period (as adjusted for minority interests) by the weighted average number of ordinary shares in issue during the period, based on the following information:

	Three months ended 31 March		Year ended 31 March
	2006	2005	2006	2005
	£m	£m	£m	£m
Basic earnings per share
Profit/(loss) attributable to equity holders of Scottish Power plc
- Continuing	196.8	123.1	507.3	413.7
- Discontinued	772.9	(843.2)	1,036.0	(607.1)
- Continuing and Discontinued	969.7	(720.1)	1,543.3	(193.4)
Weighted average share capital (number of shares, million)	1,848.1	1,831.7	1,842.4	1,830.8

Diluted earnings per share
Profit/(loss) attributable to equity holders of Scottish Power plc
- Continuing	196.8	125.8	507.3	424.7
- Discontinued	772.9	(843.2)	1,036.0	(607.1)
- Continuing and Discontinued	969.7	(717.4)	1,543.3	(182.4)
Weighted average share capital (number of shares, million)	1,857.1	1,929.9	1,856.0	1,928.0

The difference between the basic and diluted weighted average share capital is attributable to outstanding share options and shares held in trust for the group’s employee share schemes and, for the three months and year ended 31 March 2005, the group’s convertible bonds. The group’s convertible bonds were anti-dilutive for the three months ended 31 March 2006 and the year ended 31 March 2006 based on the continuing profit attributable to equity holders of Scottish Power plc.

(b) Net asset value per ordinary share has been calculated based on the net assets (after adjusting for minority interests) and the number of shares in issue (after adjusting for the effect of shares held in trust) at the end of the respective financial periods:

	31 March 2006	31 March 2005

Net assets (as adjusted) (£ million)	5,100.9	3,901.4
Number of ordinary shares in issue at the period end (as adjusted) (number of shares, million)	1,850.1	1,832.3

10 Dividends

	Year ended 31 March		Year ended 31 March
	2006 pence per ordinary share	2005 pence per ordinary share	2006	2005
			£m	£m
Final dividend paid for the prior year	7.65	6.25	139.4	112.9
First interim dividend paid	5.20	4.95	96.0	91.1
Second interim dividend paid	5.20	4.95	96.3	91.0
Third interim dividend paid	5.20	4.95	96.4	91.1

Total dividends paid	23.25	21.10	428.1	386.1

Proposed final dividend	9.40	7.65	138.6	139.4

The proposed final dividend of 9.40 pence per ordinary share is payable on 28 June 2006 to shareholders on the register at 2 June 2006. The proposed final dividend is payable on the new ordinary shares issued as part of the capital restructuring and return of cash to shareholders as explained in more detail in Note 12. The proposed final dividend was approved by the Board on 24 May 2006 and as required by IAS 10 ‘Events After the Balance Sheet Date’ has not been included as a liability in these Accounts.

11 Reconciliation of operating profit to cash generated from continuing operations

	Year ended 31 March
	2006	2005
	£m	£m
Operating profit	869.7	673.2
Adjustments for:
Fair value gains on operating derivatives	(85.3)	—
Share of loss in jointly controlled entities and associates	0.6	—
Exceptional items	20.1	—
Amortisation	32.5	71.3
Depreciation and amortisation	216.1	207.6
Loss/(profit) on sale of property, plant and equipment	4.2	(0.8)
Amortisation of share scheme costs	7.5	5.6
Release of deferred income	(19.7)	(17.5)
Movement in provisions	14.6	(151.5)

Operating cash flows before movements in working capital	1,060.3	787.9
(Increase)/decrease in inventories	(96.7)	6.9
Increase in trade and other receivables	(356.4)	(312.8)
Increase in trade payables	257.3	199.4

Cash generated from continuing operations	864.5	681.4

12 Subsequent events

On 4 May 2006 shareholder approval was obtained at an Extraordinary General Meeting of the company for a proposed return of cash to shareholders of £2.25 billion via a B share structure including a capital reorganisation, and the issue of new ordinary shares and B shares.

On 15 May 2006, one in every three of the company’s existing ordinary shares were reclassified into B shares. The company’s existing ordinary shares were subdivided and consolidated so that shareholders received approximately 1.1905 new ordinary shares for every existing ordinary share remaining after the reclassification.

Following the reclassification and the subdivision and consolidation, on 15 May 2006 there were 1,485,952,052 new ordinary shares and 623,864,749 B shares in issue all of which were admitted to the London Stock Exchange’s main market for listed securities on that date.

In accordance with the terms of the B share prospectus, shareholders were able to elect between the following alternatives in respect of each B share that they held:

- to receive a dividend of £3.60 after which the B Share would be converted into a deferred share with a negligible value;

- to have it repurchased by the company for £3.60; or

- to retain it and have the opportunity for it to be repurchased by the company on certain future dates up to 2011 for £3.60.

As a result of elections received from shareholders on 22 May 2006, the company declared a B share dividend of £3.60 per share in respect of 370,655,937 B shares, totalling £1,334.4 million, and agreed to acquire a further 240,324,768 B Shares for a total consideration of £865.2 million (such repurchased B shares to be cancelled).

13 Exchange rates

The exchange rates applied in the preparation of the quarterly Accounts were as follows:

	2006		2005
Average rate for quarters ended
30 June	$1.86/	£	$1.81/	£
30 September	$1.79/	£	$1.82/	£
31 December	$1.75/	£	$1.87/	£
31 March	$1.75/	£	$1.89/	£

Closing rate as at 31 March	$1.74/	£	$1.89/	£

14 Reconciliation of adjusted profits and earnings per share

Set out below is the reconciliation of adjusted profits and earnings per share which has been prepared in accordance with the methodology set out in Note 1(b)

		Three months ended 31 March		Year ended 31 March
Adjusted profit from continuing operations		2006	2005	2006	2005
	Note	£m	£m	£m	£m
Continuing operations
Operating profit		381.7	195.6	869.7	673.2
IAS 39 adjustments
- onerous contract releases/intangible assets charges relating to commodity contracts in prior period/year		—	(36.2)	—	(92.4)
- proprietary trading loss/(profit) in prior period/year		—	4.3	—	(0.8)
- fair value gains on operating derivatives in current period/year		(178.2)	—	(85.3)	—
Other items
- exceptional items	(3)	41.9	—	20.1	—

Adjusted operating profit		245.4	163.7	804.5	580.0

Net finance costs		(101.7)	(36.4)	(244.6)	(120.8)
IAS 39 adjustments
- fair value losses on financing derivatives in current period/year		61.5	—	115.4	—

Adjusted net finance costs		(40.2)	(36.4)	(129.2)	(120.8)

Adjusted profit before tax		205.2	127.3	675.3	459.2

Tax		(83.1)	(36.7)	(117.4)	(137.4)
- tax on adjusting items		19.4	9.4	(44.3)	28.1

Adjusted tax		(63.7)	(27.3)	(161.7)	(109.3)

Adjusted profit from continuing operations		141.5	100.0	513.6	349.9

Three months ended 31 March	Year ended 31 March
Adjusted profit from discontinued operations	2006	2005	2006	2005
Note	£m	£m	£m	£m
Discontinued operations
Profit/(loss) from discontinued operations	8	772.9	(842.5)	1,036.0	(603.7)
IAS 39 adjustments
- proprietary trading profit in prior period/year	—	—	—	(0.1)
- fair value gains on operating derivatives in current period/year	(35.5)	—	(64.6)	—
- fair value (gains)/losses on financing derivatives in current period/year	(7.6)	—	13.5	—
- loss following de-designation of net investment hedges	—	—	46.1	—
Other items
- Gain on sale of discontinued operations	8	(607.1)	—	(607.1)	—
- PacifiCorp depreciation 1 January 2006/24 May 2005 - 20 March 2006	8	(49.2)	—	(190.8)	—
- Impairment of PacifiCorp goodwill	8	—	922.0	—	922.0
Tax on adjusting items	22.1	—	66.8	—
Net adjusting items	(677.3)	922.0	(736.1)	921.9

Adjusted profit from discontinued operations	95.6	79.5	299.9	318.2

Three months ended 31 March	Year ended 31 March
Adjusted total profit attributable to equity holders of Scottish Power plc	2006	2005	2006	2005
£m	£m	£m	£m
Adjusted total profit	237.1	179.5	813.5	668.1

Minority interests	(0.1)	(0.1)	(0.4)	(4.7)

Adjusted total profit attributable to equity holders of Scottish Power plc	237.0	179.4	813.1	663.4

Three months ended 31 March	Year ended 31 March
Adjusted total basic earnings per share	2006	2005	2006	2005
£m	£m	£m	£m
Weighted average share capital (number of shares, million)	1,848.1	1,831.7	1,842.4	1,830.8

Adjusted total basic earnings per share	12.82p	9.79p	44.13p	36.24p

Three months ended 31 March	Year ended 31 March
Adjusted continuing basic earnings per share	2006	2005	2006	2005
£m	£m	£m	£m
Adjusted profit from continuing operations	141.5	100.0	513.6	349.9

Minority interests	(0.1)	0.6	(0.4)	(1.3)

Adjusted continuing profit attributable to equity holders of Scottish Power plc	141.4	100.6	513.2	348.6

Adjusted continuing basic earnings per share	7.65	p	5.49	p	27.85	p	19.04	p